January 10, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Ibolya Ignat / Ms. Angela Connell

Re:	Impact BioMedical, INC.
Form 10-K for the fiscal year ended December 31, 2023 Filed February 20, 2024 Form 10-Q for the quarter ended September 30, 2024 Filed November 12, 2024
File No. 001-42212

Dear Ms. Ignat and Ms. Connell:

On behalf of Impact BioMedical, INC. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of December 20, 2024 with respect to the Company’s Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form 10-K (the “10-K/A”) and Amendment No. 1 to the Form 10-Q (the “10-Q/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form 10-Q for the Quarterly Period Ended September 30, 2024

Notes to Consolidated Financial Statements

Note 7. Note payable, related party, page 12

1. We note your disclosure on page 9 that your Note payable, related party contains an embedded derivative in the form of payment via equity and therefore has been accounted for in accordance with ASC 815. We further note your disclosure of the movement in the liability and derivative components of the Note payable, related party on page 12. Please address the following:

●	Provide us with a copy of the Revolving Promissory Note, as amended on July 24, 2024. In this regard, we could not locate this most recent amendment in your exhibits.

●	Provide us with a robust accounting analysis for this transaction, including your consideration of the guidance set forth in ASC 470-50-40 as it relates to debt modifications and ASC 815-15-25 as it relates to bifurcation of the embedded conversion option. In this regard, cite the specific guidance you relied upon in determining that the conversion option required bifurcation.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

●	Explain how you applied the guidance in ASC 815-15-30-2 in allocating the carrying amount of the hybrid instrument between the debt host contract and the embedded derivative and how this allocation resulted in a $5.6 million gain. In this regard, it is unclear to us why if the embedded derivative was determined to have a fair value of $1.4 million (as disclosed on page 12), $7.1 million was allocated from the carrying amount of the Note payable, related party, resulting in a $5.6 million gain. ASC 815-15-30-2 requires the embedded derivative to be recognized at its fair value at inception and the carrying value assigned to the host contract to be calculated as the difference between the previous carrying amount of the hybrid instrument and the fair value of the derivative. Please advise.

Response: In response to the Staff’s first question regarding Note 7 within the September 30, 2024, financial statements of the Company, the Company respectfully advises the Staff to please see attached related promissory note that was amended in July of 2024, as well as the attached memo written to support the accounting treatment, annexed hereto as Exhibit A.

In regards to your third bullet of the first question, Management does believe that the transaction is accurately accounted for within the Condensed Consolidated Balance Sheet, Condensed Consolidated Statement of Operations and Condensed Consolidated Statement of Cash Flows. However, upon further review of this disclosure, which illustrates a bifurcation of the embedded derivative, Management has determined that what was disclosed does not adequately depict the accounting treatment of the Note payable, related party. Our attached memo correctly identifies that the embedded derivative is not to be bifurcated. Although the disclosure in Note 7 does not adequately depict the accounting treatment, no restatement is deemed needed for the period ended September 30, 2024. Aside from a revised disclosure to be utilized for the December 31, 2024 10-K filing, the Company will also be changing the description on the Condensed Consolidated Statement of Operations from “Change in fair value of embedded derivative” to “Change in fair value of Note payable, related party”.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to the Consolidated Financial Statements

12. Commitments and Contingencies, page 41

2. We note your disclosure regarding the Equivir License Agreement which was entered into with ProPhase BioPharma on March 18, 2022. Please revise your future filings to also disclose the significant terms of the July 18, 2022 License Agreement with ProPhase for the development and commercialization of your LB-1 and LB-2 compounds. Please also disclose your revenue recognition policy for each of these agreements, including your performance obligations under each contract, your determination of the transaction price and the method by which revenue is being recognized. As it relates to the July 18, 2022 License Agreement, explain how you determined that upfront recognition of the $50,000 license fee was appropriate.

Response: In response to your second question regarding the disclosure of significant terms for the licensing of our LB-1 and LB-2 compounds to ProPhase, the Company respectfully advises the Staff that we have noted your comment and future filings will be adjusted accordingly.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

As it relates to the recognition of the upfront non-refundable $50,000 fee associated with this contract, the guidance in ASC 606 provides that an entity’s promise to provide a customer with a right to use the entity’s intellectual property is satisfied at the point in time the customer is able to use and benefit from the license, because the entity’s promise in granting the license is solely to make the underlying intellectual property available for the customer’s use and benefit. The provision in the contract with ProPhase pertaining to this fee grants ProPhase the right to use, develop, and commercialize this compound for their benefit. Therefore, it was deemed appropriate to recognize this amount in 2022.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (212) 930-9700.

Sincerely,

/s/ Darrin M. Ocasio
Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

EXHIBIT A

CONVERTIBLE DEBT MEMORANDUM

interoffice memorandum

to:	Accounting files
from:	Todd D. Macko, CFO
subject:	Accounting for converible debt
date:	09.30.2024
CC:	Grassi

Purpose:

This memo will the account treatment of the Company’s Promissory note with DSS, Inc. which allows the utilization of Company shares for payment of principal and interest.

Background:

On December 31, 2020, and later amended, the Company executed a Revolving Promissory Note (“Note”) with DSS, a related party, which accrues interest at a rate of 4.25% and is due in full at the maturity date of September 30, 2030. The Note was further amended on July 24, 2024 with an effective date of September 16,2024 to i) allow the Company to pay certain principal and/or interest payments owing under the repayment terms in an exchange for potential of equity in the Company, ii) change the quarterly interest due dates to the last day of each calendar quarter (i.e. December 31, March 31, June 30 and September 30), iii) to partially eliminate the “On Demand, if No Demand” feature so that the “On Demand, if no Demand” feature only starts after the 24th month, iv) continue the planned repayment program commencing on the 37th month and on the last day of each month thereafter through August 31, 2030 to pay a fixed monthly payment of $126,381, v) to continue the scheduled maturity date of September 30, 2030, and vi) adjusts the interest rate to be the WSJ Prime Rate plus 0.50%.

Accounting Consideration:

When a debt instrument include embedded components (common stock of the Company), a borrower should evaluate these embedded components to determine whether they are embedded derivatives are within the scope of ASC 480 or ASC 815 (and further should be separately carried at fair value under ASC 815).

As per ASC 480-10, to be accounted for under this scope, the financial instrument would need to be freestanding.

Conclusion: Management has determined that this instrument would not be considered freestanding, and therefore not accounted for under ASC 480 for the following reasons:

1.	The conversion option was issued in conjunction with the promissory note.
2.	The holder cannot sell, transfer and/or exercise each contract separately.

Once its been determine that the financial instrument is not within the scope of ASC 480-10, we need to determine whether it meets the definition of a derivative. Per ASC 815-10-15-83, a derivative is a financial instrument or other contract with all of the following characteristics:

1.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

a.	One or more underlyings
b.	One or more notional amounts or payment provisions or both.

2.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

3.	Net settlement. The contract can be settled net by any of the following means:

a.	Its terms implicitly or explicitly require or permit net settlement.
b.	It can readily be settled net by a means outside the contract.
c.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Conclusion: Management has concluded that the promissory note meets all of the above criteria and the option to repay utilizing Company shares constitutes an embedded derivative.

In determining if the embedded derivative requires bifurcation, from the host contract under ASC 815-15-25-1. The following chart illustrates this decision process:

Step B1: The concept of clearly and closely related refers to the relationship between the economic characteristics and risks of the embedded conversion option and the economic characteristics and risks of the host contract. The factors to consider include the type of host and the underlying. For a debt host contract, clearly and closely related underlyings include interest rates, inﬂation, and creditworthiness. For an equity host contract, the clearly and closely related underlyings include the price of a share in the entity. ASC 815-15-25-51 states “changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related.”

The Company has concluded that the line of credit (host contract) and embedded conversion option have different characteristics and risks, therefore they are not closely related. Move to Step B2.

Step B2: Under ASC 815-15 and 825-10, companies have an option to carry certain hybrid instruments at fair value with remeasurement at each balance sheet date and changes in fair value reported in the income statement. The fair value election under ASC 815-15-25 and ASC 825-10 can be made only when a ﬁnancial instrument is initially recorded or when certain events occur such as a business combination, signiﬁcant modiﬁcation of debt as deﬁned in ASC 470-50 or another event designated in the accounting literature as requiring a ﬁnancial instrument to be remeasured at fair value at the time of the event.

The Company has elected the option to carry this instrument at fair value, therefore the bifurcation is not required under ASC 815.

Conclusion: Management has concluded embedded derivative within the promissory note qualifies to be accounted for at fair value initially under subsection ASC 815-10-30-1 and subsequently under subsection ASC 815-10-35-1.

SECOND AMENDED AND RESTATED PROMISSORY NOTE

Borrower:	**IMPACT BIOMEDICAL, INC.** 1400 Broadfield Blvd., Suite 130 Houston, Texas 77084	**Lender:**	**DSS, Inc.** 275 Wire Grass Pkwy, W. Henrietta, NY 14586

Principal Amount: $12,859,328.60

Date of Original Note: **March 31, 2023**
Date Amended, Note Date: **January 18, 2024**
Date of Second Amended, Note Date: **September 16, 2024**
Maturity Date: **September 30, 2030**

THIS SECOND AMENDED AND RESTATED PROMISSORY NOTE is effective this 16th day of September, 2024, ("***Effective Date***") by and between **Impact Biomedical, Inc.**, a Nevada corporation (the, "***Borrower***" or "***Impact***") and **DSS, Inc**. (the "***Lender***" or "***DSS***").

RECITALS

WHEREAS, on March 31, 2023, the Lender made a loan (the "**Loan**") in the form of a revolving promissory note in the original amount of up to $12,000,000, with such Loan being evidenced by that certain Revolving Promissory Note document dated March 31, 2023, in the committed principal amount of up to TWELVE MILLION AND no/100 DOLLARS ($12,000,000.00), together with interest on the unpaid principal balance (the "**Original Note**");

WHEREAS, on January 18, 2024, the Lender agreed to and did amend and extend the Loan terms, which amend the existing Original Note terms to (1) extend the maturity date of the Loan to September 30, 2030, (ii) eliminate any advance feature under the terms of the Original Note, (iii) establish specific repayment terms for the Note balance, (iv) and amended the interest rate to a market rate of interest (WSJ Prime + 0.5%), and to allow the advancement of the unpaid interest owing as of $1,231,483.14 to be advanced to the Loan, and thus increasing the Loan's principal balance to $12,859,328.60 (being comprised of $11,627,845.46 in principal and $1,231,483.14 in advanced interest), with such amended terms being reflected by that Amended and Restated Promissory Note dated January 18, 2024 ("***First Amended Note***");

WHEREAS, the Borrower has since requested further accommodations to the terms of the Loan be made to assist it in its initial public offering ("***IPO***") efforts, which includes the request:

(b) to allow the Borrower to pay certain principal and/or interest payments owing under the Loan's repayment terms in an exchange of equity in the Company,

(c) to change the quarterly interest due dates to the last day of each calendar quarter (*i.e. Dec. 31st, March 31st, June 30th, and Sept. 30th.*),

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Loan No. 2023.03.31 (Continued) Page 2

(d) to partially eliminate the "*On Demand, if No Demand*" feature of the Original and Amended Note terms, so that the "*On Demand, if No Demand*" feature only starts after the 24th month of the Effective Date.

(e) to continue the planned principal and interest repayment program commencing the 37th month after the Effective Date, i.e. October 29, 2027, and on the last day of each month thereafter through August 31, 2030, where the Borrower will pay Lender a fixed monthly payment of $126,380.80; and

WHEREAS, the Borrower also proposes that the Lender agree to an equity conversion rate for Impact BioMedical's common shares (the "**Stock**") during the first 12-month period, from the Effective Date, to be $3/share, and for the second 12-month period from the Effective Date, i.e. months 13-36, the debt to equity conversion rate would be the average VWAP over the last ten trading days.

WHEREAS, the Borrower and Lender also propose that for any regularly scheduled debt payments, whether principal, interest, or both, that may become due during the first 24-months after the Effective Date, the Borrower has the exclusive election to pay any regularly scheduled payments in cash or in Impact common stock equity, on the debt to conversion rates provided above. However, after the initial 24-months of the Second Amended Note period, the Lender has the option or election to receive such regularly scheduled payment either in cash or in Stock equity at the conversion rate being the average VWAP over the last ten trading days.

WHEREAS, the Borrower and Lender propose that any such Stock issued under such debt-to-equity conversion program shall be restricted from trading until after 12-months from the Effective Date.

WHEREAS, the Borrower and Lender propose that any prepayment of the loan maybe made by Borrower, but the Lender shall have the exclusive right to decide whether or not to accept such prepayment in cash or in Stock, at the conversion rates as set forth above.

WHEREAS, the Borrower and Lender propose that if the Lender exercises its On Demand, if No demand note feature, being available to the Lender after the 24th month of the Second Amended Note term, it shall be the Borrower's right to determine whether to pay, any amounts then owing, either in cash or Stock based upon the average VWAP over the last ten trading days conversion rate.

WHEREAS, the Borrower has agreed to such accommodations, and the Borrower and Lender desire to amend and restate the Original Note and the First Amended Note to reflect the agreed upon changes, and accordingly, Borrower and Lender have agreed to execute and deliver this new Second Amended and Restated Note to reflect that agreement; and

NOW, THEREFORE, in consideration of the premises, the agreement, and commitments hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant and agree as of the Effective Date to amend the terms of the Original Note and the Amended Note as follows:

FOR VALUE RECEIVED, Borrower:

SECOND AMENDED AND RESTATED PROMISSORY NOTE
Loan No. 2023.03.31 (Continued) Page 3

PROMISES TO PAY. **Impact Biomedical, Inc.**, a Nevada corporation promises to pay to **DSS, Inc**. in lawful money of the United States of America, the principal amount of **TWELVE MILLION EIGHT HUNDRED FIFTY-NINE THOUSAND THREE HUNDRED TWENTY-EIGHT AND 60/100 DOLLARS ($12,859,328.60),** together with interest on the unpaid principal balance from the date hereof, calculated as described in the "INTEREST CALCULATION METHOD" paragraph using an interest rate of WSJ Prime + 0.50% per annum based on a year of 360 days, until maturity. The interest rate may change under the terms and conditions set forth in the INTEREST RATE and/or the "POST MATURITY RATE" section. (Collectively, this instrument to be referred to as the "***Second Amended Note***".)

LOAN PURPOSE: The purpose of the Note is to provide long-term financing and amortization of previously provided financing for the Borrower's working capital needs.

MATURITY DATE: September 30, 2030.

PAYMENT OF PRINCIPAL AND INTEREST. On demand following the initial 24 months from the Effective Date. If no demand, then the Borrower will repay the principal and interest owing on the loan evidenced by this Second Amended Note, payments as follows, and subject to the recitations above:

(1) the unpaid interest balance of the Loan as of the Effective Date is $781,204.21 ("***Renewal Interest***"), and the Renewal Interest shall be paid by the Borrower on the last day of the 13th month after the Effective Date;

(2) for the initial 36-months from the Effective Date, interest shall be due and payable of the last day of each calendar quarter with the first scheduled quarterly payment being due December 31, 2024, and continuing to September 30, 2027 (the "**Quarterly Payments**");

(3) commencing the 37th month after the Effective Date, and on the last day of each month thereafter through August 31, 2030, Borrower will pay Lender a fixed monthly payment of $126,380.80;

(4) on September 30, 2030, the entire funded, unpaid principal, interest and fees owing under the terms of the Second Amended and Restated Promissory Note shall be due;

(5) Any scheduled payments due under this Indebtedness during the initial 24 month period from the Effective Date may, at the election of the Borrower, be paid either in cash or in Stock. Any scheduled payments due under this Indebtedness from the 25th month through the 36th month from the Effective Date may, at the election of the Lender, be paid either in cash or in Stock

(6) Any Stock issued under the terms of this instrument shall be subject to, or issued based upon the following parameters:
   a. all Stock shall be restricted from trading until 12 months following the Effective Date.
   b. the conversion rate during the initial twelve month period from the Effective date shall be $3 / share. After the initial 12 month period from the Effective Date, the Stock shall have an equity conversion rate of the average Volume-

SECOND AMENDED AND RESTATED PROMISSORY NOTE
Loan No. 2023.03.31 (Continued) Page 4

weighted average price ("***VWAP***") over the last ten days from the conversion date.

Unless otherwise agreed or required by applicable law, payments will be applied first to any fees or late charges, then to any unpaid collection costs, then to any accrued unpaid interest, and then to principal. The Borrower will make all payments to Lender at Lender's address shown above or at such other place as Lender may designate in writing.

INTEREST RATE. The rate per annum interest rate on this Note shall be determined and defined on the basis of the Prime Rate as reported in the "Money Rates" section of the Wall Street Journal or a substitute source reasonably determined by Lender in the event such source is no longer available. (the "***WSJ Prime Rate***") The WSJ Prime Rate for the Note will initially be the WSJ Prime Rate as of the date of this Note, (*i.e. September 16, 2024, which was quoted at 8.5%)* plus 0.50%, or an initial interest rate of 9.00%. The interest rate then for any one day shall be the WSJ Prime rate in effect on such date plus 0.50%. The effective interest rate will be adjusted on a daily basis.

INTEREST CALCULATION METHOD. Interest on this Note is computed on an actual day, 360 basis; that is, by applying the ratio of the interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding, unless such calculation would result in a usurious rate, In which case interest shall be calculated on a per diem basis of a year of 365 or 366 days, as the case may be. All interest payable under this Note is computed using this method.

ADVANCES. There are no scheduled advance features or options under the terms of this Note. All previous commitments that existed under the terms of the Original Note are hereby terminated. However, at any time, the Lender may always make advances under the terms of this instrument and/or security agreement to preserve and protect the bank's security interests in collateral and to protect the collateral.

LATE PAYMENT FEES. If a payment is ten (10) or more working days late, Borrower will pay a delinquency charge in an amount equal to 5.0% of the amount of the delinquent payment. This amount is stipulated by Borrower to be reasonable in order to compensate Lender for its additional costs incurred as a result of having to attend to such delinquency. This late charge should be paid only once, but promptly, as to each respective late payment. It is further agreed that the imposition of any such late payment fee shall in no way prejudice or limit Lender's right or remedies against Borrower under this Note, Security Agreement or any other loan document related to the Note.

PREPAYMENT. Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Prepayment in full shall consist of payment of the remaining unpaid principal balance together with all accrued and unpaid interest and all other amounts, costs and expenses for which Borrower is responsible under this Note or any other agreement with Lender pertaining to this Note/loan, and in no event will Borrower ever be required to pay any unearned interest. Any prepayment initiated by Borrower may, at the election of the Lender, be paid either in cash or in Stock. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due in the inverse order of maturity. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, security agreement and/or guaranty(ies), if any, and the Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed

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Loan No. 2023.03.31 (Continued) Page 5

amounts, including any check or other payment instrument that indicates that the payment constitutes "payment In full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to:

DSS, Inc.,
Attn. Todd Macko, CFO
275 Wiregrass Pkwy,
W. Henrietta, NY1400 14586.

ON DEMAND PAYMENT. The Note shall be payable on demand following the initial 24 months from the Effective Date, i.e. commencing the 25th month after the Effective Date. If the Lender calls the Loan balance, or any part of it, under this demand feature, then the Borrower shall have the option and election to pay the demanded, outstanding principal and any accrued interest thereon, in either cash or Stock.

YIELD MAINTENANCE. NOT USED.

POST MATURITY RATE. The Post Maturity Rate on this Note is the lesser of (A) the maximum rate allowed by law or (B) 18.000% per annum based on a year of 360 days. The Borrower will pay interest on all sums due after final maturity, whether by acceleration or otherwise, at that rate.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Dispute of Loan Documents. If at any time the Borrower and/or grantor denies the enforceability of any loan documents related to this note, in whole or in part, including, but not limited to any loan, extension of credit, security agreement, UCC filing, Control Agreement, Collateral perfection, or any other agreement related to the Note or any extension and renewal thereof.

Default In Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this note or perform Borrower's obligations under this note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the

SECOND AMENDED AND RESTATED PROMISSORY NOTE
Loan No. 2023.03.31 (Continued) Page 6

commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, In Its sole discretion, as being an adequate reserve or bond for the dispute.

Change In Ownership. Any change in ownership of fifty-five percent (55%) or more of the voting equity interests of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure based upon a deemed material adverse change to the Borrower.

Cure Provisions. If any default, other than a default in payment under this Note or any other note and/or the filing of bankruptcy, whether voluntarily or involuntarily, is curable, it may be cured if Borrower, after Lender sends written notice to Borrower demanding cure of such default; (1) cures the default within ten (10) business days; or (2) if the cure requires more than ten (10) business days, immediately initiates steps which Lender deems In Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS and REMEDIES UPON DEFAULT.

If an Event of Default is not cured pursuant to the Cure Provisions, the Lender may declare the entire indebtedness, including the unpaid principal balance under this Note, all accrued unpaid interest, and all other amounts, costs and expenses for which Borrower is responsible under this Note or any other agreement with Lender pertaining to this loan, immediately due, without notice, and then Borrower will pay that amount.

Setoff. In the event that an Event of Default is not cured, then the Lender may set off any account of Borrower and apply the balance of such account to the principal, interest or other amount due or payable under the Note or the Loan Documents.

Certain Other Remedial Matters. In the event that an Event of Default is not cured, then the Lender shall also have the right immediately and without notice, to take possession of and exercise possessory rights with regard to any property securing payment of the Loan. All powers, rights and remedies of Lender set forth in this section shall be cumulative and not exclusive of any other power, right or remedy available to Lender under any Governmental Requirement or under this Loan Agreement, the Note, the other Loan Documents or any other document executed pursuant hereto or in connection herewith to enforce the performance or

SECOND AMENDED AND RESTATED PROMISSORY NOTE
Loan No. 2023.03.31 (Continued) Page 7

observance of the covenants and agreements contained in this Loan Agreement and the other Loan Documents. Every power, right or remedy of Lender set forth in this Loan Agreement, the Note, the other Loan Documents or any other document executed pursuant hereto or in connection herewith, or afforded by Governmental Requirement may be exercised from time to time, and as often as may be deemed expedient by Lender.

No Waiver or Exhaustion. No waiver by Lender of any of its rights or remedies hereunder, in the other Loan Documents, or otherwise, shall be considered a waiver of any other or subsequent right or remedy of Lender; no delay or omission in the exercise or enforcement by Lender of any rights or remedies shall ever be construed as a waiver of any right or remedy of Lender; and no exercise or enforcement of any such rights or remedies shall ever be held to exhaust any right or remedy of Lender.

ATTORNEYS' FEES; EXPENSES. Lender may hire an attorney to help collect this Note if Borrower does not pay, and Borrower will pay Lender's reasonable attorneys' fees. Borrower also will pay Lender all other amounts Lender actually incurs as court costs, lawful fees for filing, recording, releasing to any public office any instrument securing this Note; the reasonable cost actually expended for repossessing, storing, preparing for sale, and selling any security; and fees for noting a lien on or transferring a certificate of title to any motor vehicle offered as security for this Note, or premiums or identifiable charges received in connection with the sale of authorized insurance.

JURY WAIVER. BORROWER AND LENDER EACH HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY WITH REGARDS TO ANY "DISPUTE" AND ANY ACTION ON SUCH "DISPUTE", THAT IS RELATED, DIRECTLY OF INDIRECTLY, WITH THE NOTE, ORIGINAL NOTE AND AMENDED NOTE. THIS WAIVER IS KNOWLINGLY, WILLINGLY AND VOLUNTARILY MADE BY BORRWER AND LENDER, AND BORROWER AND LENDER HEREBY REPRESENTS THAT NO REPRESENTATIONS OF FACT OR OPINION HAVE BEEN MADE BY ANY PERSON OR ENTITY TO INDUCE THIS WAIVER OF TRIAL BY JURY OR TO IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES ENTERING INTO THES AGREEMENT. BORROWER AND LENDER ARE EACH HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION HEREOF IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER OF JURY TRIAL. BORROWER FURTHER REPRESENT AND WARRANTS THAT: (1) IT HAS BEEN REPRESENTED IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, OR (2) HAS HAD THE OPPORTUNITY TO BE REPRESENTED BY INDEPENDENT LEGAL COUNSEL SELCECTED OF ITS OWN FREE WILL, AND EACH HAVE HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

GOVERNING LAW. This Note will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Texas without regard to its conflicts of law provisions. This Note has been accepted by Lender in the State of Texas.

CHOICE OF VENUE, if there is a lawsuit, and as the transaction evidenced by this Note occurred in Harris County, Texas, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Harris County, State of Texas,

DISHONORED CHECK CHARGE. Borrower will pay a processing fee of $25.00 if any check given by Borrower to Lender as a payment on this loan is dishonored.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender does hereby create and/or reserve a contractual right of setoff and a common law right of set-off against all

A

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Loan No. 2023.03.31 (Continued) Page 8

Borrower's accounts or against any sums or amounts the Lender may owe or be liable to the Borrower. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts or amounts due.

COLLATERAL. Borrower acknowledges this Note is secured by a blanket first lien on all assets of the Borrower including but limited to any licenses or patents owned. The Borrower will, upon Lender's request, execute any document(s), security agreements, or pledge instruments to effectuate such pledge, immediately upon request. Further, the Borrower authorizes the Lender to execute any document on its behalf to allow, create or perfect the security interest in any or all of the collateral.

SUCCESSOR INTERESTS. The terms of this Second Amended Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

GENERAL PROVISIONS. NOTICE: Under no circumstances (and notwithstanding any other provisions of this Second Amended Note) shall the interest charged, collected, or contracted for on this Note exceed the maximum rate permitted by law. The term "maximum rate permitted by law" as used in this instrument means the greater of (a) the maximum rate of interest permitted under federal or other law applicable to the indebtedness evidenced by this Second Amended Note, or (b) the higher, as of the date of this note, of the "Weekly Ceiling" or the "Quarterly Ceiling" as referred to in Sections 303.002, 303.003 and 303.006 of the Texas Finance Code. If any part of this Second Amended Note cannot be enforced, this fact will not affect the rest of the Second Amended Note. Borrower does not agree or intend to pay, and Lender does not agree or intend to contract for, charge, collect, take, reserve or receive (collectively referred to herein as "charge or collect"), any amount in the nature of interest or in the nature of a fee for this loan, which would in any way or event (including demand, prepayment, or acceleration) cause Lender to charge or collect more for this loan than the maximum Lender would be permitted to charge or collect by federal law or the law of the State of Texas (as applicable). Any such excess interest or unauthorized fee shall, instead of anything stated to the contrary, be applied first to reduce the principal balance of this loan, and when the principal has been paid in full, be refunded to Borrower. The right to accelerate maturity of sums due under this Note does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and Lender does not intend to charge or collect any unearned interest in the event of acceleration. All sums paid or agreed to be paid to Lender for the use, forbearance or detention of sums due hereunder shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full term of the loan evidenced by this Note until payment in full so that the rate or amount of interest on account of the loan evidenced hereby does not exceed the applicable usury ceiling. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Each Borrower understands and agrees that, with or without notice to Borrower, Lender may with respect to any other Borrower (a) make one or more additional secured or unsecured loans or otherwise extend additional credit; (b) alter, compromise, renew, extend, accelerate, or otherwise change one or more times the time for payment or other terms of any indebtedness, including Increases and decreases of the rate of interest on the indebtedness; (c) exchange, enforce, waive, subordinate, fail or decide not to perfect, and release any security, with or without the substitution of new collateral; (d) apply such security and direct the order or manner of sale thereof, including without limitation, any non-judicial sale permitted by the terms of the controlling security agreements, as Lender in its discretion may determine; (e) release, substitute, agree not to sue, or deal with any one or more of Borrower's sureties, endorsers, or other guarantors on any terms or in any manner Lender may choose; and (f) determine how, when and what application of payments and credits shall be made on any other indebtedness owing by

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such other Borrower. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, notice of dishonor, notice of intent to accelerate the maturity of this Note, and notice of acceleration of the maturity of this Note. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

GUARANTOR(S). None

FINANCIAL & REPORTING COVENANTS. Other than the permitted first lien which the Borrower is granting, and does hereby by grant to the Lender to secure this Second Amended Note and any other indebtedness it may owe to Lender, the Borrower shall comply with each of the following financial covenants (except as permitted under the Note):

Borrower shall not pledge, grant a security interest in, mortgage, assign, encumber or otherwise create a lien on any of its property (whether real or personal, tangible or intangible, and now owned or hereafter acquired) in favor of any person or entity other than DSS, except for those liens, security interests and encumbrances existing on the date hereof and previously disclosed in writing to and approved by DSS.

Borrower shall not create, incur or assume any indebtedness for borrowed money other than existing indebtedness previously disclosed to and approved by DSS and in the future in connection with equipment leases or purchase financings or trade indebtedness.

Borrower shall not assume, guarantee, endorse or otherwise become directly or contingently liable for the obligations of any other person or entity except by endorsement of negotiable instruments for deposit or collection in the ordinary course of business and in the future in connection with equipment leases or purchase financings or trade indebtedness.

Borrower will provide reviewed year-end financial statements and audited statements of its dealer-broker subsidiary within 120 days of fiscal year-end.

Borrower will provide internally prepared interim financial statements within 30 days upon DSS's request.

Borrower will maintain a positive net worth at all times as defined by GAAP

BORROWER WARRANTY.

The Borrower hereby represents and warrants that it has on behalf of their respective companies, the full legal rights and capacities to enter into this Note and related loan documents and security agreement, and that the Borrower intends to perform their respective obligations and that they are not in violation of any laws or any courts. In addition, Borrower affirms and warrants to Lender that:

- There is no litigation and no noticed or expected litigation against it, except as otherwise disclosed.

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Loan No. 2023.03.31 (Continued) Page 10

- Borrower is solvent at the time of the loan.

INDEMNIFICATION.

Borrower hereby indemnifies and agrees to protect, defend and hold harmless Lender, and any member, officer, director, official, agent, employee or attorney of Lender, and their respective heirs, administrators, executors, successors and assigns (collectively, the "**Indemnified Parties**"), from and against any and all losses, damages, expenses or liabilities of any kind or nature and from any suits, claims or demands, including reasonable attorneys' fees incurred in investigating or defending such claim, suffered by any of them and caused by, relating to, arising out of, resulting from, or in any way connected with the Note, any loan documents or the transactions contemplated therein (unless determined by a final judgment of a court of competent jurisdiction to have been caused solely by the gross negligence or willful misconduct of the Indemnified Parties) including, without limitation: (i) any untrue statement of a material fact contained in information submitted to Lender by Borrower or the omission of any material fact necessary to be stated therein in order to make such statement not misleading or incomplete; or (ii) the failure of Borrower to perform any obligations herein required to be performed by Borrower. These provisions shall survive the repayment or other satisfaction of the Note.

SEVERABILITY OF PROVISIONS. A determination that any provision of this Agreement is unenforceable or invalid shall not affect the enforceability or validity of any other provision hereof, and any determination that the application of any provision of this Note to any person or circumstance is illegal or unenforceable shall not affect the enforceability or validity of such provision or other provisions as it may apply to any other persons or circumstances.

RELEASE and WAIVER OF CLAIMS. In consideration of (a) the modifications, renewals, extensions, and/or waivers as herein provided, and (b) the other benefits received by Borrower hereunder, Borrower hereby RELEASES, RELINQUISHES and forever DISCHARGES Lender, as well as its predecessors, successors, assigns, agents, officers, directors, employees, representatives, attorneys, insurers, affiliates, parent corporations and all other persons, entities, associations, partnerships and corporations with whom any of the former have been, are now or may hereafter be affiliated (collectively, the "**Lender Parties**") of and from any and all claims, demands, obligations, liabilities, actions and causes of action of any and every kind, character or nature whatsoever, known or unknown, past or present, which Borrower may have against any of the Lender Parties arising out of or with respect to (i) any right or power to bring any claim against Lender for usury or to pursue any cause of action against Lender based on any claim of usury, and (*ii)* any and all transactions and events relating to any loan documents occurring on or prior to the date hereof, including any loss, cost or damage, of any kind, character or nature whatsoever, arising out of, in any way connected with, or in any way resulting from the acts, actions, or omissions of any of the Lender Parties, including, but not limited to, any breach of fiduciary duty, breach of any duty of fair dealing, breach of confidence, breach of funding commitment, undue influence, duress, economic coercion, conflict of interest, negligence, bad faith, malpractice, intentional or negligent infliction of mental distress, tortuous interference with contractual relations, tortuous interference with corporate governance or prospective business advantage, breach of contract, deceptive trade practices, libel, slander or conspiracy, and/or arising out of any attempt to collect any sums due or claimed to be due to Lender, but in each case only to the extent permitted by applicable law.

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PRIOR TO SIGNING THIS NOTE, THE BORROWER HAS READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, AND THE BORROWER AGREES TO THE TERMS OF THIS NOTE.

Executed and agree to by:

BORROWER:

IMPACT BIOMEDICAL, INC.

By: Frank T. Heuszel.

Title: CEO.

Date: Sept. 16, 2024.

Acknowledged by:

LENDER:

DSS, INC.

By: ________________.

Title: Interim CEO.

Date: 9/16/2024.